UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **November 11, 2016**

Independence Holding Company
(Exact name of registrant as specified in its charter)

Delaware	**001-32244**	**58-1407235**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

96 Cummings Point Road
Stamford, CT 06902
(Address of principal executive offices, including zip code)

(203) 358-8000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07 Submission of Matters to a Vote of Security Holders.

The Annual Meeting of Stockholders of Independence Holding Company (the "Company") was held on November 11, 2016. Matters submitted to stockholders at the meeting and the voting results thereof were as follows:

Proposal One – Election of Directors

The stockholders of the Company elected each of the following director nominees proposed by the Company's Board of Directors to serve until the next annual meeting of stockholders of the Company. The voting results for each director nominee are set forth below.

Name	For	Withheld	Broker Non-Votes
Mr. Larry R. Graber	12,418,360	2,286,453	1,807,509
Ms. Teresa A. Herbert	11,736,515	2,968,298	1,807,509
Mr. David T. Kettig	12,414,460	2,290,353	1,807,509
Mr. Allan C. Kirkman	14,418,980	285,833	1,807,509
Mr. John L. Lahey	14,528,942	175,871	1,807,509
Mr. Steven B. Lapin	12,418,360	2,286,453	1,807,509
Mr. Ronald I. Simon	14,543,241	161,572	1,807,509
Mr. James G. Tatum, C.F.A.	14,528,942	175,871	1,807,509
Mr. Roy T. K. Thung	12,503,192	2,201,621	1,807,509

Proposal Two – Ratification of Appointment of Independent Auditors

The stockholders of the Company ratified the appointment of RSM US LLP as the Company's independent auditor for the fiscal year ended December 31, 2016. The voting results for the appointment of RSM US LLP are set forth below.

For	Against	Abstention	Broker Non-Votes
16,501,506	721	10,095	0

Proposal Three –Adoption of the Independence Holding Company 2016 Stock Incentive Plan

The stockholders of the Company adopted the Independence Holding Company 2016 Stock Incentive Plan (the "Plan"). The voting results for the adoption of the Plan are set forth below.

For	Against	Abstention	Broker Non-Votes
14,397,708	124,860	182,245	1,807,509

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

Date: November 14, 2016   By: */s/ Loan Nisser*

         Name: Loan Nisser
         Title: Vice President and
         Secretary